June 9, 2006

VIA EDGAR and FACSIMILE (202) 772-9208

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-0408
Attention: Mr. Donald A. Walker

RE:           Trinity Capital Corporation
Form 10-K for the fiscal year ended December 31, 2005
File No. 000-50266

Dear Mr. Walker:

Trinity Capital Corporation (“Trinity”) is writing to request additional time to respond to the comments of the Staff contained in a letter, dated May 25, 2006, relating to the above-referenced filing. Trinity is currently working with its independent public accountants to respond to the May 25 letter and will provide a written response as required no later than June 15, 2006.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ William C. Enloe

William C. Enloe
President and Chief Executive Officer

cc:	Robert Fleetwood, Barack Ferrazzano
Heather Boone, General Counsel
Daniel Bartholomew, Chief Financial Officer